Exhibit 3.2

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION

OF

SUPER PLUS ACQUISITION CORPORATION

a Delaware Corporation

(Pursuant to Section 228 and 242 of the

General Corporation Law of the State of Delaware)

Super Plus Acquisition Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware company (the “DGCL”), DOES HEREBY CERTIFY:

The original Certificate of Incorporation of Super Plus Acquisition Corporation was filed with the Secretary of State of Delaware on April 14, 2021.

I. Article IV Section 4.1 of the Certificate of Incorporation of Super Plus Acquisition Corporation, is hereby amended and restated in its entirety as follows:

“The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 22,500,000 shares, consisting of (a) 22,000,000 shares of common stock (the “Common Stock”), including (i) 20,000,000 shares of Class A Common Stock (the “Class A Common Stock”), and (ii) 2,000,000 shares of Class B Common Stock (the “Class B Common Stock”), and (b) 500,000 shares of preferred stock (the “Preferred Stock”).

Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, a 1.2-for-1 forward stock split for each share of Class B Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action of the part of the holders thereof occur (the “Forward Stock Split”). The par value of Class B Common Stock shall remain $0.0001 per share. This conversion shall apply to all shares of Class B Common Stock. No fractional shares of Class B Common Stock shall be issued upon the Forward Stock Split or otherwise. In lieu of any fractional shares of Common Stock to which the stockholder would otherwise be entitled upon the Forward Stock Split, the Corporation shall round any fractional holdings of shares of Class B Common Stock up to its nearest whole number of shares of Class B Common Stock, or other securities, properties or rights.

The book entry representing shares of Class B Common Stock outstanding immediately prior to the filing of this Certificate of Amendment shall immediately after the filing of this Certificate of Amendment represent instead the number of shares of Class B Common Stock as provided above.”

II. Article IV Section 4.3(b)(i) of the Certificate of Incorporation of Super Plus Acquisition Corporation, is hereby amended and restated in its entirety as follows:

“(i) Shares of Class B Common Stock shall be convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) either at the discretion of the holders at any time after the issuance or otherwise automatically upon the consummation of the Business Combination (as defined below).”

This Amendment to the Certificate of Incorporation of Super Plus Acquisition Corporation has been duly adopted and approved in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

[Signature page follows]

IN WITNESS WHEREOF, Super Plus Acquisition Corporation has caused this Certificate of Amendment to be signed by its Chief Executive Officer on this 13th day of July, 2022.

SUPER PLUS ACQUISITION CORPORATION

By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer